





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29667

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: People's Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

850 Main Street 2nd Floor
(No. and Street)

Bridgeport	CT	06604-0031
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bruce T McElwee Treasurer (203) 338-4929
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

Stamford Square 3001 Summer Street	Stamford	CT	06905
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bruce T McElwee _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

People's Securities Inc _____ , as

of December 31 _____ , 20 18 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____ _Signature_

Treasurer
_____
Title

_____
Notary Public

My Commission Expires
May 31, 2020

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PEOPLE'S SECURITIES, INC.

(A Wholly-Owned Subsidiary of People's United Bank, National Association)

Statement of Financial Condition

December 31, 2018

(With Report of Independent Registered Public Accounting Firm)

PEOPLE'S SECURITIES, INC.
(A Wholly-Owned Subsidiary of People's United Bank, National Association)

Table of Contents



KPMG LLP
Stamford Square
3001 Summer Street
Stamford, CT 06905-4317

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors
People's Securities, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of People's Securities, Inc. (the Company) as of December 31, 2018, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 1986.

Stamford, Connecticut
March 15, 2019

PEOPLE'S SECURITIES, INC.

(A Wholly-Owned Subsidiary of People's United Bank, National Association)

Statement of Financial Condition

December 31, 2018

Assets

Cash and cash equivalents (note 3)	$	30,606,821
Cash segregated under federal regulations (notes 3 and 4)		2,650,167
Securities segregated under federal regulations, at fair value (note 4)		8,161,455
Securities, at fair value (notes 3 and 4)		299,622
Receivables from customers (note 5)		9,769,618
Receivables from clearing organizations (note 3)		1,109,851
Commission and fees receivable		2,028,947
Goodwill (notes 1 and 6)		-
Other acquisition-related intangible assets (notes 1 and 6)		-
Other assets		702,556
Total assets	$	55,329,037

Liabilities and Stockholder's Equity

Liabilities:		
Payables to customers (note 5)	$	15,623,642
Due to People's United Bank, National Association		3,105,489
Income tax payable due to People's United Bank, National Association (note 6)		126,884
Contingent earnout liability (notes 1 and 6)		-
Other liabilities		95,210
Total liabilities		18,951,225
Stockholder's equity (notes 7, 8 and 9):		
Common stock without par value; authorized 5,000 shares;		
100 shares issued and outstanding		500,000
Additional paid-in capital		18,518,495
Retained earnings		17,359,317
Total stockholder's equity		36,377,812
Total liabilities and stockholder's equity	$	55,329,037

See accompanying notes to financial statements.

(1) Organization and Nature of Business

People's Securities, Inc. (the Company) is a brokerage firm and a wholly-owned subsidiary of People's United Bank, National Association (People's United). The Company is registered as a broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934, and is a registered investment advisor with the Securities and Exchange Commission (the SEC). The Company is subject to regulation and oversight by the SEC and the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company is registered in all 50 states, the District of Columbia and Puerto Rico. It offers brokerage and insurance services through the People's United's branch network consisting of approximately 400 branches located throughout New England and southeastern New York. Revenues are primarily earned from fees collected from customers. These fees and commissions are primarily associated with buying and selling of securities, including mutual funds, managed asset allocation portfolios, insurance and annuities.

On April 1, 2018, the Company reorganized its operations, transferring the assets and liabilities attributable to its two investment advisory businesses, Olson Mobeck Investment Advisors, Inc. (Olson Mobeck) and Gerstein Fisher & Associates, Inc. (Gerstein Fisher), to People's United Advisors, Inc. (PUA), a newly formed, wholly-owned subsidiary of People's United. The assets transferred represented goodwill ($31,715,450), other intangible assets ($38,977,347) and prepaid expenses ($59,452), while the liabilities transferred represented the contingent earnout liability recognized in connection with the acquisition of Gerstein Fisher in 2016 ($10,960,000) and accrued expenses ($941,250). This transfer was recorded as a dividend-in-kind payment totaling $59,732,797 and a payable to PUA totaling $881,798.

(2) Summary of Significant Accounting Policies

(a) Basis of Financial Statement Presentation

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles (GAAP). In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

(b) Cash, Cash Equivalents and Restricted Cash

For purposes of reporting cash flows, cash, cash equivalents and restricted cash include highly liquid instruments (such as money market mutual funds) and cash segregated in a special reserve account under federal regulations. Cash equivalents in the form of money market mutual funds are carried at fair value.

(c) Securities

All of the Company's securities, including securities segregated under federal regulations, are reported at fair value on trade date. Net unrealized and realized gains and losses on securities are included as revenue in the Statement of Income.

(Continued)

(d) Revenue Recognition

The Company earns revenue from a variety of sources. For revenue streams other than (i) interest income and (ii) other revenues associated with financial assets and financial liabilities, including securities, the Company generally applies the following steps with respect to revenue recognition: (i) identify the contract; (ii) identify the performance obligation; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligation; and (v) recognize revenue when the performance obligation is satisfied. The Company's contracts with customers are generally short-term in nature, typically due within one year or less, or cancellable by the Company or the customer upon a short notice period. Performance obligations for customer contracts are generally satisfied at a single point in time, typically when the transaction is complete, or over time. For performance obligations satisfied over time, the value of the products/services transferred to the customer are evaluated to determine when, and to what degree, performance obligations have been satisfied. Payments from customers are typically received, and revenue recognized, concurrent with the satisfaction of our performance obligations. In most cases, this occurs within a single financial reporting period. For payments received in advance of the satisfaction of our performance obligations, revenue recognition is deferred until such time the performance obligations have been satisfied. In cases where a payment has not been received despite satisfaction of our performance obligations, an estimate of the amount due is accrued in the period our performance obligations have been satisfied. For contracts with variable components, amounts for which collection is probable are accrued.

Investment Advisory Fees

The Company's performance obligation for investment advisory services is generally satisfied, and the related revenue recognized, over the period in which the services are provided.

Sale of Investment Company Shares

Mutual fund and variable annuity trailer fees are earned over the period that the customer invested assets are managed by the third-party mutual fund company or insurance carrier. This revenue is accrued based on the estimated fair value of the assets held at the third-party mutual fund company and insurance carrier during the period. The performance obligation for mutual fund and annuity sales is satisfied upon sale of the underlying investment, and therefore, the related revenue is primarily recognized at the time of sale. Payment for these services is typically received immediately or in advance of the service.

Sale of Fixed Annuities and Insurance

The Company recognizes income at the time the transaction is payable to the Company by the insurance carrier.

Securities Commissions

The Company recognizes transactional commission revenues and expenses at the time of transaction execution.

(e) **New Accounting Standards**

Standards effective in 2018

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (the FASB) amended its standards with respect to revenue recognition. The amended guidance serves to replace all current GAAP guidance on this topic and eliminate all industry-specific guidance, providing a unified model to determine when and how revenue is recognized. The underlying principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments also require enhanced disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity's contracts with customers. As originally issued, this new guidance, which can be applied retrospectively or through the use of the cumulative effect transition method, was to become effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2016 (January 1, 2017 for the Company) and early adoption was not permitted.

In July 2015, the FASB approved a one-year deferral of the effective date (January 1, 2018 for the Company) with early adoption, as of the original effective date, permitted. The FASB subsequently issued amendments to clarify the implementation guidance and add some practical expedients in certain areas, including: (i) principal versus agent considerations; (ii) the identification of performance obligations; and (iii) certain aspects of the accounting for licensing arrangements. These amendments did not change the core principle of the guidance and are effective for and follow the same transition requirements as the core principle.

The scope of the guidance explicitly excludes net interest income as well as other revenues associated with financial assets and financial liabilities, including securities. The Company's primary source of revenue is fee income earned in connection with brokerage-related activities, some elements of which are within the scope of the guidance. In completing its assessment of those revenue streams within the scope of the guidance, the Company concluded that no changes were required to adhere to the new standard. Accordingly, while adoption of this standard, which occurred on January 1, 2018, did not have a material impact on the Company's Financial Statements, its current accounting policies and practices or the timing or amount of revenue recognized, the Company has, where appropriate, completed the necessary changes to its business processes, systems and internal controls in order to support the recognition, measurement and disclosure requirements of the new standard.

Stock Compensation

In July 2017, the FASB amended its standards with respect to share-based payment awards to provide explicit guidance pertaining to the provisions of modification accounting. The amendment clarifies that an entity should not account for the effects of a modification if the award's fair value, vesting conditions and classification (as either debt or equity) are the same immediately before and after the modification. This amendment, which is being applied prospectively to awards modified on or after the adoption date, became effective for the Company on January 1, 2018 and did not have a material impact on the Company's Financial Statements.

Standards effective in 2019

Accounting for Leases

In February 2016, the FASB amended its standards requiring lessees to recognize most leases on-balance sheet. Lessor accounting will remain substantially the same, but this amendment contains changes intended to align lessor accounting with the lessee accounting model. It replaces most existing lease accounting guidance and requires expanded quantitative and qualitative disclosures for both lessees and lessors. The Company adopted this amendment on January 1, 2019, and it did not have a material impact on the Company's Financial Statements.

(3) Cash, Cash Equivalents, Restricted Cash and Securities

Pursuant to Rule 15c3-3 of the SEC, the Company is required to maintain a segregated special reserve bank account for the exclusive benefit of its customers. In accordance with these requirements, the Company maintained an account at Citibank N.A. with a total balance of $2,650,167 in cash and $8,161,455 in securities (at fair value) at December 31, 2018. The securities consisted of U.S. Treasury Notes.

Additional funds are invested in cash management accounts administered by People's United and others that are reinvested daily in money market mutual funds.

The components of cash, cash equivalents and restricted cash at December 31, 2018 are as follows:

Money market mutual funds	$ 26,224,001
Cash balances at a third-party financial institution	4,650,167
Cash in transit on December 31	1,415,260
Cash balances at People's United	967,560
Total cash, cash equivalents and restricted cash	$ 33,256,988

At December 31, 2018, securities (other than those segregated under federal regulations) consisted of U.S. Treasury Notes with a fair value of $299,418, and publicly-traded common stock with a fair value of $204.

Per agreements with clearing organizations, the Company is required to maintain daily margin deposit balances for customer transactions based on trading activity levels. The Company's deposits with the Depository Trust Company totaled $10,000, all of which was restricted, and with the National Securities Clearing Corporation totaled $801,000, of which $153,832 was restricted at December 31, 2018, and are included in receivables from clearing organizations in the Statement of Financial Condition.

(4) Fair Value Measurements

At December 31, 2018, all of the Company's securities and cash equivalents are reported at fair value. Accounting standards for fair value measurements define fair value, provide a framework for measuring fair value, and establish related disclosure requirements. Broadly, fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Accordingly, an "exit price" approach is required in determining fair value. In support of this principle, a fair value hierarchy has been established that prioritizes the inputs used to measure fair value, requiring entities to maximize the use of market or observable inputs (as more reliable measures) and minimize the use of unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs generally require significant management judgment. The fair value measurement level within the hierarchy is determined based on the lowest level of any input that is significant to the fair value measurement. The three levels within the fair value hierarchy are as follows:

- Level 1 – Unadjusted quoted market prices for identical assets or liabilities in active markets that the entity has the ability to access at the measurement date, (such as active exchange-traded equity securities and certain U.S. and government agency debt securities).

- Level 2 – Observable inputs other than quoted prices included in Level 1, such as:

  - quoted prices for similar assets or liabilities in active markets (such as U.S. agency);

  - quoted prices for identical or similar assets or liabilities in less active markets (such as certain U.S. and government agency debt securities, and corporate and municipal debt securities that trade infrequently); and

  - other inputs that (i) are observable for substantially the full term of the asset or liability (such as interest rates, yield curves, prepayment speeds, default rates, etc.) or (ii) can be corroborated by observable market data.

- Level 3 – Valuation techniques that require unobservable inputs that are supported by little or no market activity and are significant to the fair value measurement of the asset or liability (such as pricing models, discounted cash flow methodologies and similar techniques that typically reflect management's own estimates of the assumptions a market participant would use in pricing the asset or liability).

When available, the Company uses quoted market prices for identical securities received from an independent, nationally recognized, third-party pricing service to determine the fair value of securities such as U.S. Treasury securities that are included in Level 1. When quoted market prices for identical securities are unavailable, the Company uses prices provided by the independent pricing service based on recent trading activity and other observable information including, but not limited to, market interest rate curves, referenced credit spreads and estimated prepayment rates where applicable. Shares in money market mutual funds that are included in Level 1 are measured at the net asset value per share as reported in the active market on which the fund is traded. There are no restrictions on the redemption of these shares and the Company is not contractually obligated to further invest in the funds.

The following table summarizes the Company's assets measured at fair value on a recurring basis at December 31, 2018:

| | Fair value measurements using | | | |
	Level 1	Level 2	Level 3	Total
Securities	$ 8,461,077	$ -	$ -	$ 8,461,077
Money market mutual funds	26,224,001	-	-	26,224,001
Total	$ 34,685,078	$ -	$ -	$ 34,685,078

(5) Customer Transactions

In the normal course of business, the Company's activities involve the execution, clearing, settlement and financing of various customer securities transactions. These customer activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, collateralized by cash equivalents and securities in the customers' accounts. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory requirements and internal guidelines. The Company monitors the required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

Customer receivables and payables include amounts due on margin transactions and cash on customer deposits, respectively, and generally represent interest-bearing balances. Interest rates on receivables are set between 2.0% and 5.0% over the current broker call rate of 4.25%. Interest rates on payables are currently at 5 basis points. Receivables are collateralized by diversified portfolios of customer-owned margin securities that are not reflected in the Company's financial statements.

(Continued)

(6) Related Party Transactions

The Company's financial statements reflect allocations of certain occupancy, equipment and personnel-related expenses that are paid on its behalf by People's United and reimbursed by the Company. Personnel-related allocations include salaries and costs attributable to the employees of the Company participating in the pension and other benefit plans sponsored by People's United. In the opinion of management, the expenses allocated to the Company approximate the actual costs incurred.

The transfer on April 1, 2018 was comprised of two parts: (i) transfer of prepaid expenses and accrued expenses attributable to its two investment advisory businesses, Olson Mobeck and Gerstein Fisher, to PUA; and (ii) a dividend-in-kind payment to People's United representing goodwill, other intangible assets and the contingent earnout liability related to the acquisition of Gerstein Fisher in 2016 (see Note 1). The payable of $881,798 was settled with PUA in April 2018.

The Company is included in the consolidated federal and combined state income tax returns filed by People's United Financial, Inc. (the parent of People's United). For federal purposes, People's United Financial, Inc. charges or credits the Company for the portion of the consolidated income tax expense or benefit attributable to the Company's stand-alone operations, based on income for financial reporting purposes. For combined state income tax returns, the Company is allocated its share of the total current tax liability. People's United Financial, Inc. is currently under examination by the Internal Revenue Service and certain state taxing authorities but is no longer subject to federal or state income tax examinations through 2011. The amount of total consolidated unrecognized income tax benefits is not expected to change significantly within the next twelve months. The Tax Cuts and Jobs Act enacted on December 22, 2017 served to reduce the U.S. federal corporate tax rate, effective January 1, 2018, from 35% to 21%. At December 31, 2018, the Company's taxes payable to People's United totaled $126,884.

The Company also files separate returns in various states. The Company is not currently subject to or under examination by any state taxing authorities. The Company has no liability for unrecognized income tax benefits related to uncertain tax positions.

At December 31, 2018, the Company had no deferred tax assets or liabilities and no liability for unrecognized tax benefits associated with uncertain tax positions.

(7) Stock-Based Compensation

Stock-based compensation costs are measured based on the grant date fair value and are recognized as expense over the requisite service period. The obligation for this expense was assumed by People's United and, therefore, was recognized by the Company as a credit to additional paid-in capital.

(8)   Net Capital Requirement

As a registered broker and dealer in securities, the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-l), which requires the maintenance of minimum net capital. As permitted by Rule 15c3-l, the Company has elected to compute its net capital requirement at December 31, 2018 using the alternative method. This method requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2018, the Company had net capital of $30,553,337, which was approximately 333.5% of aggregate debit balances and $30,303,337 in excess of its required minimum net capital.

(9)   Commitments & Contingencies

In August 2018, the Company received a Penalty Notice from the IRS, related to 2016 data received by the IRS on behalf of the Company's clients for the 2016 tax year, in which the IRS proposed a penalty of $1,202,450. On November 5, 2018, the Company submitted to the IRS a request for abatement of the penalty and any associated interest. The Company believes it exercised reasonable care in filing its information returns and timely remediated any errors, noting that the errors were not due to willful neglect, thereby, in the opinion of management of the Company, satisfying the necessary criteria for waiver of the penalty and related interest based on reasonable cause. Based on management's assessment, a contingent liability has not been recorded related to this matter.

(10)   Subsequent Events

The Company has evaluated subsequent events through March 15, 2019, the date these financial statements were issued, and has determined there were no such events that require adjustment to or disclosure in the financial statements.